Exhibit 99.1

SAP Continues to Drive Transformation of the Company

WALLDORF, Germany — February 20, 2020 —SAP SE (NYSE: SAP) today announced that the company is taking the next step towards more customer-centric operations and processes to successfully support customers in their digital transformation.

Outstanding products, exemplary support and service processes, as well as industry know-how are crucial for customers. Equally important are clear and simple communication channels, a uniform appearance, and transparency in terms of product strategy and integration scenarios. To achieve these goals, SAP is making the following organizational changes:

•                  Sales, service and related customer success organizations will be bundled in the Customer Success board area managed by Adaire Fox-Martin.

•                  Product management, development and product support will also come together under one board area led by Thomas Saueressig.

•                  Jürgen Müller will be responsible for delivering one seamlessly integrated data management solution in addition to managing SAP’s overall platform and technology development as well as intelligent technologies. Saueressig and Müller’s board areas will continue to work closely together.

As part of these changes, most of the former Digital Business Services teams will be fully integrated in Fox-Martin and Saueressig’s board areas. With the exception of Qualtrics, CX Engineering, CX Product Strategy, and major parts of Concur, all Cloud Business Group board teams will also be integrated into the new organizational model.

To deliver both best of breed and best of suite, SAP is establishing six primary solution areas: SAP Customer Experience, SAP S/4HANA, People (SAP SuccessFactors), Intelligent Spend (inclusive of SAP Ariba, SAP Fieldglass, and SAP Concur), SAP HANA & Analytics, and Qualtrics. The SAP Cloud Platform will serve as the underlying technology platform for all these areas.

“Our customers rightly expect our portfolio of services to be seamlessly integrated and for all solutions to work together smoothly. SAP’s success is dependent on customers’ trust in our competence and ability to solve their challenges of the future,” said Christian Klein, Co-CEO of SAP SE.

“In order to be able to present ourselves credibly as ONE SAP, we have further strengthened the potential of our organization and merged functions across divisions. We are convinced that this will ensure the long-term success of both our customers and SAP. This is what we are fully focused on,” said Jennifer Morgan, Co-CEO of SAP SE.

Executive Board Members Stefan Ries and Michael Kleinemeier to Leave SAP

Executive Board Members Stefan Ries and Michael Kleinemeier have agreed with the Supervisory Board to leave the company. Ries will depart at the end of May 2020, while Kleinemeier’s last day will be April 30, 2020.

Ries (53) joined SAP in 2002. By 2010 he was responsible for various HR functions, heading up the HR business partner organization and overseeing all HR functions on an operational level. Between 2010 and 2014 he was a consultant with Egon Zehnder International. He then returned to SAP and was appointed to the Executive Board in April 2016.

Kleinemeier (62) joined SAP in 1989 and has held various leadership roles, including head of Industry Solutions, MD of Germany, and president of MEE region. He was appointed to the Executive Board in 2015, heading SAP Digital Business Services.

“Without Stefan and Michael, SAP would not be where it is today,” said Professor Hasso Plattner, chairman of the Supervisory Board of SAP SE. “I would like to thank them both for their many years of close collaboration. Stefan played a major role in making SAP one of the most attractive employers in Germany and internationally, creating a workplace at SAP that drives innovation, performance, and engagement. Michael has had a lasting influence on our success and that of our customers for over thirty years. Under his leadership, the Services and Support divisions have played a key role in helping customers on their way to becoming intelligent companies.”

“Being a part of SAP allowed me to pursue my passion for people and technology,” said Ries. “I was fortunate to contribute to SAP’s tremendous journey and thank Hasso Plattner and the SAP Supervisory Board for their trust and collaboration.”

“SAP has been part of most of my professional life,” said Kleinemeier. “I would particularly like to thank Hasso Plattner and our customers for their consistently good and constructive collaboration. I am convinced that the SAP success story, especially because of the experience the DBS team brings, will continue with the new set-up.”

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About SAP

As the Experience Company powered by the Intelligent Enterprise, SAP is the market leader in enterprise application software, helping companies of all sizes and in all industries run at their best: 77% of the world’s transaction revenue touches an SAP® system. Our machine learning, Internet of Things (IoT), and advanced analytics technologies help turn customers’ businesses into intelligent enterprises. SAP helps give people and organizations deep business insight and fosters collaboration that helps them stay ahead of their competition. We simplify technology for companies so they can consume our software the way they want — without disruption. Our end-to-end suite of applications and services enables more than 440,000 business and public customers to operate profitably, adapt continuously, and make a difference. With a global network of customers, partners, employees, and thought leaders, SAP helps the world run better and improve people’s lives. For more information, visit www.sap.com.

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Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
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